Securities and Exchange Commission

Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Boston Financial Qualified Housing Tax Credits

L.P. IV, A Limited Partnership

(Name of Subject Company(issuer))

Anise, L.L.C. (offeror)

Christopher J. Garlich Trust

Christopher J. Garlich

Jose L. Evans

Denise Evans

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.

Attn: Scott M. Herpich

2345 Grand Boulevard

Suite 2400

Kansas City, Missouri 64108

Telephone (816) 292-2000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$858,500	$171.70

* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$171.70	Filing party:	Anise, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	September 20, 2005

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 20, 2005, as amended and supplemented on October 18, 2005, by Anise, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase units (“Units”) of limited partnership interests in BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A LIMITED PARTNERSHIP (the “Partnership”) at a cash purchase price of $101 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 2005, (the “Offer to Purchase”) a copy of which was filed as Exhibit 12.1 to the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 5 of the Schedule TO is supplemented and amended as follows. In the Offer to Purchase, the following new paragraph is added after the final paragraph under “CERTAIN INFORMATION CONCERNING THE PURCHASER – General."

On October 18, 2005, Bond Purchase, L.L.C. ("Bond Purchase"), an affiliate of Maxus Properties, filed a lawsuit against the Partnership and the General Partners in The Circuit Court of Clay County, Missouri, case number cv105-009458. The lawsuit relates to Bond Purchase's request, as a limited partner with more than 10% interest, for a vote on a proposed amendment to the Partnership Agreement. The proposed amendment would require a vote of the limited partners prior to the sale or disposition of any further local limited partnership interests or assets. The lawsuit was filed because the Partnership had not acted on the request for a vote on the amendment.

Item 12.	Exhibits
12.2

The Agreement of Transfer and Letter of Transmittal, with Instructions, which was filed with the Securities and Exchange Commission on September 20, 2005, as Exhibit 12.2 to the Company's Tender Offer Statement on Schedule TO-T, is hereby incorporated by this reference.

12.4	Letter to Unit Holders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2005.

ANISE, L.L.C., a Missouri limited liability company

By: /s/ Michele Berry
Michele Berry, Manager

Christopher J. Garlich Trust

By: /s/ Christopher J. Garlich
Christopher J. Garlich Trustee

/s/ Christopher J. Garlich

Christopher J. Garlich

/s/ Jose L. Evans

Jose L. Evans

/s/ Denise Evans

Denise Evans